EXHIBIT 99.1

GameSquare Esports Q3 2022 Financial Results to be Announced November 16

November 2, 2022, Toronto, Ontario – GameSquare Esports Inc. (CSE: GSQ; OTCQB: GMSQF; FRA: 29Q1) (“GameSquare”, or the “Company”), has scheduled its third-quarter 2022 financial results conference call with the investment community to be held on Wednesday, November 16, 2022, at 5:00 pm ET. In addition to the financial results, management expects to provide an operational update including details on operational progress, recent commercial successes, and the Company’s 2023 revenue guidance of US$45 to $50 million with gross margin of 35% to 40%.

Shareholders, investors, interested parties, and media are encouraged to join the company’s webcast hosted by Justin Kenna, GameSquare CEO and will be joined by Paul Bozoki, CFO, and Kevin Wright, President. Please join at http://services.choruscall.ca/links/gamesquare2022q3.html.

About GameSquare Esports Inc.

GameSquare Esports Inc. is a vertically integrated, international digital media and entertainment company enabling global brands to connect and interact with gaming and esports fans. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA., Cut+Sew (Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA, Complexity Gaming, a leading esports organization operating in the United States, Fourth Frame Studios, a multidisciplinary creative production studio, and Mission Supply, a merchandise and consumer products business. The Company is headquartered in Toronto, Canada.

Investor Relations

For further information, please contact, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President

Phone: (216) 464-6400

Email: IR@gamesquare.com

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company’s conference call with the investment community to be held on November 16, 2022, the business and operations of the Company, and the Company’s ability to execute its business plan. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.